March 21, 2024

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re: Template Filing Relief Request Pursuant to Rule 485(b)(1)(vii) for

Columbia Acorn Trust

Columbia Funds Series Trust

Columbia Funds Series Trust I

Columbia Funds Series Trust II

(each, a Registrant and together, the Registrants)

Dear Mr. Cowan:

On December 8, 2023, pursuant to Rule 485(a)(1), we filed with the Commission Post-Effective Amendment No. 410 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 414 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) of Columbia Funds Series Trust I (File Nos. 2-99356 and 811-04367), on behalf of its series, Columbia Real Estate Equity Fund (the “Template Filing”). The Template Filing was filed in order to register one new class of shares, Class S shares, to be offered by Columbia Real Estate Equity Fund.

The Registrants, on behalf of the funds listed in Exhibit A (the “Replicate Funds”), intend to offer Class S shares to the investing public pursuant to prospectuses that are expected to be effective on or before October 1, 2024 (the “Effective Date”). Normally, this would require each Registrant to file an amended registration statement under Rule 485(a)(1) with respect to each impacted series fund. However, because the disclosure pertaining to the new share class for all impacted series funds will be identical to the corresponding disclosure in the Template Filing, we respectfully request permission to file a registration statement (the “Replicate Filing”) for each of the Replicate Funds pursuant to Rule 485(b)(1)(vii) under the 1933 Act on or before October 1, 2024. Any disclosure changes resulting from the staff’s review of the Template Filing related to Class S shares, will be incorporated into the Replicate Filings, as applicable. We note that the registration statements of the Registrants were last reviewed as set forth in the following table:

Registrant	1933 Act #	1940 Act #	Most Recent 485(a)(1) filing
Columbia Acorn Trust	002-34223	811-01829	2/28/2018
Columbia Funds Series Trust	333-89661	811-09645	6/29/2022
Columbia Funds Series Trust I	002-99356	811-04367	12/8/2023
Columbia Funds Series Trust II	333-131683	811-21852	10/19/2022

In support of this request, the Registrants, on behalf of each of the Replicate Funds, make the following representations:

•	The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings.

•	The Replicate Filings incorporate changes made to the disclosure included in the Template Filing to resolve any staff comments thereon.

•	The Replicate Filings will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b) under the 1933 Act.

If you have any questions, please contact either me at 212-850-1703 or Anna Butskaya at 612-671-4993.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.

EXHIBIT A

Columbia Acorn Trust

Columbia Acorn Fund
Columbia Acorn International
Columbia Acorn International Select
Columbia Thermostat Fund

Columbia Funds Series Trust

Columbia California Intermediate Municipal Bond Fund
Columbia Capital Allocation Moderate Aggressive Portfolio
Columbia Convertible Securities Fund
Columbia Large Cap Enhanced Core Fund
Columbia Large Cap Growth Opportunity Fund
Columbia Overseas Value Fund
Columbia Select Large Cap Equity Fund
Columbia Select Mid Cap Value Fund
Columbia Short Duration Municipal Bond Fund
Columbia Short Term Bond Fund
Columbia Small Cap Value Fund II

Columbia Funds Series Trust I

Columbia Adaptive Risk Allocation Fund
Columbia Balanced Fund
Columbia Bond Fund
Columbia Contrarian Core Fund
Columbia Corporate Income Fund
Columbia Dividend Income Fund
Columbia Emerging Markets Fund
Columbia Global Technology Growth Fund
Columbia High Yield Municipal Fund
Columbia Intermediate Duration Municipal Bond Fund
Columbia International Dividend Income Fund
Columbia Large Cap Growth Fund
Columbia Oregon Intermediate Municipal Bond Fund
Columbia Select Large Cap Growth Fund
Columbia Select Mid Cap Growth Fund
Columbia Small Cap Growth Fund
Columbia Small Cap Value Fund I
Columbia Strategic Income Fund
Columbia Tax-Exempt Fund
Columbia Total Return Bond Fund

Columbia Funds Series Trust II

Columbia Dividend Opportunity Fund
Columbia Flexible Capital Income Fund Columbia Floating Rate Fund
Columbia Global Value Fund Columbia High Yield Bond Fund
Columbia Income Opportunities Fund
Columbia Mortgage Opportunities Fund
Columbia Select Large Cap Value Fund Columbia Seligman Global Technology Fund
Columbia Seligman Technology and Information Fund
Columbia Strategic Municipal Income Fund